

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2012

<u>Via E-Mail</u>
Mr. David M. Brain
President and Chief Executive Officer
Entertainment Properties Trust
909 Walnut Street, Suite 200
Kansas City, MO 64106

     RE: **Entertainment Properties Trust**
          Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed February 24, 2012
          File No. 1-13561

Dear Mr. Brain:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Daniel L. Gordon

                     Daniel L. Gordon
                     Branch Chief